April 13, 2011
Filed via EDGAR
Ms. Sharon Virga
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	TeamStaff, Inc. Form 10-K for the fiscal year ended September 30, 2010 Filed February 14, 2011 Form 10-Q for the quarter ended December 31, 2010 File No. 0-18492
Dear Ms Virga:
On behalf of TeamStaff, Inc., a New Jersey corporation (the “Registrant”), reference is made to the letter dated March 31, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission relating to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2010 and the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2011. Please be advised that the Registrant intends to submit its response to the Staff’s comment letter on or before April 22, 2011.
Thank you for your consideration. If you have any questions or concerns regarding the foregoing, please do not hesitate to contact the undersigned.

Sincerely yours,

Becker & Poliakoff, LLP

/s/ Michael A. Goldstein

By: Michael A. Goldstein

cc:	J. Kahn (TeamStaff)

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